Financial Statements and Supplemental Information

Thrivent Investment Management Inc.
SEC File Number: 8-36525
As of and for the year ended December 31, 2024
With Thrivent Investment Management, Inc.'s Exemption Report and Reports of
Independent Registered Public Accounting Firm Required by SEC Rule 17a-5

This report is deemed confidential in accordance with rule 17a-5(e)(3) under the
Securities Exchange Act of 1934. A Statement of Financial Condition and Report of
Independent Registered Public Accounting Firm, bound separately, have been filed
with the U.S. Securities and Exchange Commission simultaneously as a Public
Document.



600 Portland Ave. S.
Minneapolis, MN 55415-1665
800-847-4836 • thrivent.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-36525

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2024__ AND ENDING __12/31/2024__

                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Thrivent Investment Management, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 Portland Avenue S

(No. and Street)

Minneapolis	MN	55415
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Andrew Norgard	612-844-5508	andy.norgard@thrivent.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLC

(Name – if individual, state last, first, and middle name)

45 South Seventh St. Suite 3400	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)
10/20/2003		238	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew D. Norgard _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Thrivent Investment Management Inc. _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARY JO YOUNG
NOTARY PUBLIC
MINNESOTA
My Commission Expires Jan. 31, 2030

Notary Public

Signature:

Title:
Financial and Operations Principal

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Thrivent Investment Management Inc.
Financial Statements and Supplemental Information
For the year ended December 31, 2024
Confidential Treatment Requested

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Thrivent Investment Management, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Thrivent Investment Management, Inc. (the "Company") as of December 31, 2024, and the related statements of comprehensive income, of changes in shareholder's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The accompanying Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Information for Determination of Customer Account Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2024 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 26, 2025

We have served as the Company's auditor since 2014.

Thrivent Investment Management Inc.
Statement of Financial Condition
December 31, 2024 (dollars in thousands, except share information)
Confidential Treatment Requested

Assets

Cash and cash equivalents	$	76,560
Receivable from clearing firm		445
Receivable from related parties		11,273
Other receivables		5,377
Deferred tax assets		1,054
Prepaid expenses		886
Other assets		1,704
Total assets	$	97,299

Liabilities and shareholder's equity

Payable to related parties	$	3,282
Commissions and bonuses payable		18,450
Accrued pension cost		3,294
Deferred revenue		2,492
Other accrued expenses		5,042
Income tax payable		1,490
Total liabilities		34,050

Commitments and Contingencies (see note 6)

Shareholder's equity

Common stock, par value $0.01 per share, 1,000 shares authorized, 98 shares issued and outstanding		-
Additional paid-in capital		29,713
Retained earnings		34,156
Accumulated other comprehensive loss		(620)
Total shareholder's equity		63,249
Total liabilities and shareholder's equity	$	97,299

Thrivent Investment Management Inc.
Statement of Comprehensive Income
For the year ended December 31, 2024
(dollars in thousands)
Confidential Treatment Requested

Revenue

Concessions	$	163,888
Investment advisory fees		329,928
Distribution fees		91,278
Other revenue		71,875
Total revenue		656,969

Expenses

Commissions and other field expenses	530,116
Compensation and benefits	15,255
Other general and administrative expenses	86,428
Total expenses	631,799

Income before income taxes	25,170
Income tax expense	6,254
Net Income	$ 18,916

Other Comprehensive Income (Loss), net of tax

Pension Plan actuarial income	$	113
Net actuarial loss amortization		27
Total other comprehensive income (loss)		140
Comprehensive Income	$	19,056

4

Thrivent Investment Management Inc.
Statement of Changes in Shareholder's Equity
For the year ended December 31, 2024
(dollars in thousands)
Confidential Treatment Requested

	Common Stock and Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive income (loss), net of tax	Total
Balance at January 1, 2024	$ 29,713	$ 23,240	$ (760)	$ 52,193
Net income	-	18,916	-	18,916
Total other comprehensive Income (loss), net of tax	-	-	140	140
Dividends paid to shareholder	-	(8,000)	-	(8,000)
Balance at December 31, 2024	$ 29,713	$ 34,156	$ (620)	$ 63,249

Thrivent Investment Management Inc.
Statement of Cash Flows
For the year ended December 31, 2024
(dollars in thousands)
Confidential Treatment Requested

Operating activities:		
Net income	$	18,916
Adjustments to reconcile net income to net		
cash provided by (used by) operating activities:		
Deferred taxes		(58)
Changes in operating assets and liabilities:		
Receivable from clearing firm		(161)
Receivable from related parties		(4,781)
Other receivables		(368)
Prepaid expenses		(234)
Other assets		(516)
Payable to related parties		483
Commissions and bonuses payable		7,141
Accrued pension cost		(113)
Deferred revenue		(1)
Other accrued expenses		1,204
Income tax payable		236
Net cash provided by operating activities		21,748
Dividends paid to shareholder		(8,000)
Net cash used in financing activities		(8,000)
Net increase in cash and cash equivalents		13,748
Cash and cash equivalents – Beginning of year		62,812
Cash and cash equivalents – End of year	$	76,560
Cash paid during the year for:		
Interest	$	82
Income taxes	$	5,983

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations

Thrivent Investment Management Inc. (the "Company") is a registered introducing broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 ("Exchange Act") and a registered investment adviser under the Investment Advisers Act of 1940. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Thrivent Financial Holdings Inc. ("Holdings"). Holdings is a wholly-owned subsidiary of Thrivent Financial for Lutherans ("Thrivent "), a fraternal benefit society and registered investment adviser. The Company is required to comply with all applicable rules and regulations of the SEC, FINRA and SIPC.

The Company offers and sells shares primarily of Thrivent Mutual Funds ("Funds"). The Company also serves as principal underwriter and distributor of variable life and annuity contracts on behalf of Thrivent. The Company also distributes non-proprietary variable products on behalf of Thrivent Insurance Agency, Inc. ("TIA").

The Company offers asset management, investment advisory and brokerage services through an array of brokerage and managed account products.

The Company clears transactions under a fully disclosed agreement with an unaffiliated third party clearing broker dealer, National Financial Services, Inc. ("NFS").

Sales and distributions of Funds and other products generally occur through field representatives ("FRs"). FRs can be either non-employee independent contractors operating in a nationwide franchise system or they may choose to be employees of the Company. FRs may also provide various fee-based services to clients. Due to differing levels of support provided by the Company to FRs operating in various platforms, FRs are compensated at different amounts or rates depending on the various product and service offerings.

Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. These estimates reflect the best judgment of management and actual results could differ significantly from those estimates.

The significant accounting practices used in preparation of the financial statements are summarized as follows:

Thrivent Investment Management Inc.
Notes to Financial Statements, continued
(dollars in thousands)
Confidential Treatment Requested

Note 1. Nature of Operations and Significant Accounting Policies (cont.)

Cash and Cash Equivalents
Cash and cash equivalents consist of amounts on deposit with banks and investments in money market mutual funds, of which $51,360 were on deposit with banks and $25,200 was invested in registered money market funds as of December 31, 2024. The Company considers all highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are carried at fair value. The fair value of cash equivalents is based on quoted daily net asset values of the invested fund and are classified as Level 1.

Receivables
Receivable from clearing firm ("NFS") consists of funds receivable from an unaffiliated broker-dealer, including amounts required to be on deposit with NFS and certain transactional and asset based fees earned by TIMI, but not yet paid by NFS. Receivable from related parties consists primarily of fees earned from 12b-1 distribution fees revenue sharing and concessions earned from the sales of variable products on behalf of affiliated Thrivent entities. Other receivables consist primarily of monies owed to the Company from field representatives for licensing and registration costs, service fees earned but not collected from the Funds' transfer agent, fees earned but not collected from clients who have entered into dedicated planning services agreements, and various fees due from the sale of non-proprietary products. All receivables are recorded at their net realizable value.

Commissions and Bonus Payable
Commissions and bonus payable represents the obligation for field employee compensation and commissions which have been earned but not yet paid. Commissions and bonus payable consists of 12b-1 fees, S share compensation, and field commissions.

Deferred revenue
TIMI offers dedicated planning services to its clients on an on-going (annual renewal) contractual basis. Deferred revenue represents unearned dedicated planning fees collected from clients prior to the satisfaction of the performance obligations, providing financial advice over the term of the contract. All deferred revenue amounts are expected to be earned within one year, as the performance obligations are satisfied. The total deferred revenue related to on-going contracts as of December 31, 2023 and 2024 was $1,413 and $1,383 respectively.

Revenues

Concessions
The Company earns dealer concession revenues ($100,587 in 2024) for selling both proprietary and non-proprietary mutual funds and variable products to clients of Thrivent and/or TIMI. The performance obligation is satisfied at the time the product is sold, underwritten or the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the client. Revenue is based on a fixed rate, as a percentage, applied to amounts invested/deposited at the time of sale. Fees are collected from the client simultaneously with the satisfaction of the performance obligation and are settled between the Company and the applicable product manufacturer on a weekly, monthly or quarterly basis depending on the manufacturer involved. Any amounts earned but not collected as of year end are reported as receivable from clearing firm, receivable from related parties or other receivables depending on the product sold.

Thrivent Investment Management Inc.
Notes to Financial Statements, continued
(dollars in thousands)
Confidential Treatment Requested

Note 1. Nature of Operations and Significant Accounting Policies (cont.)

The Company earns revenue from Thrivent (the "Parent") on contractual agreements for providing underwriting, distribution and sales services of Thrivent's variable products ($63,301 in 2024). These performance obligations are considered a services of distinct services that are substantially the same and are satisfied everyday over the course of the contract. Fees are calculated based on indirect commissions paid to FRs. Given the amount of allocable costs of the Company are equally offset with expenses incurred at the end of each month during the period by amount of the cost reimbursement, no contract assets or liabilities exist as of year end.

Investment Advisory Fees
The Company earns revenue for performing investment advisory services ($316,467 in 2024) for managed account clients. The performance obligations are considered a series of distinct services that are substantially the same, and the client receives and consumes the benefits each day over the contract term. Revenue is determined based on a fixed rate, as a percentage, of assets under management at the beginning of each calendar quarter. Fees are collected at the beginning of each calendar quarter, are initially deferred as a contract liability and then subsequently recognized daily over the quarter. There are no amounts due or deferred as of year end.

The Company recognizes revenue for dedicated planning services to its clients primarily on an on-going basis, where revenue is recognized over time. Dedicated planning services were $13,461 for the year ending December, 31 2024 of which $11,995 represented on-going plans. Revenue from dedicated planning services is recognized over the length of the agreement when, or as, the Company satisfies the performance obligations by transferring the promised services to the customers, by providing on-going financial guidance. Revenue is determined based on the agreed upon fixed fees through a dedicated planning fee service agreement. The fees can be billed monthly, quarterly, annually, or at an interval that is agreed upon with the client.

Distribution Fees
The Company earns distribution fees for selling both proprietary insurance and annuity products ($54,681 in 2024) and mutual fund products ($32,604 in 2024) and non-proprietary mutual fund products ($3,993 in 2024). These revenues are asset-based fees that are based on contractual rates as a percentage of assets under management for mutual fund products and account value for life insurance and annuity products. The performance obligation for these distribution fees is satisfied at the time of each individual sale. However distribution fees are not recognized at this time because the fees are variably constrained due to factors outside the Company's control. Those factors include, but are not limited to, changes in assets under management or account value due to market forces that cannot be reasonably estimated and client behavior, such as how long the shareholder or policyholder will hold the mutual fund or insurance or annuity contract. The revenue recognized in the current year primarily relates to performance obligation that have been satisfied in prior years. Revenue is recognized when it is probable that a significant reversal will not occur. All amounts earned are collected monthly or quarterly. Any amounts not collected as of year end are reported as receivables from related parties or other receivables depending on whether they arise from a proprietary or non-proprietary product. Distribution fees receivable totaled $2,957 at the end of 2023 and $3,190 at the end of 2024.

Other Revenue
Other revenue includes $41,973 for fees earned for performing financial representative-type services and support for clients owning Class S share of the Funds. The performance obligation is considered a series

Thrivent Investment Management Inc.
Notes to Financial Statements, continued
(dollars in thousands)
Confidential Treatment Requested

Note 1. Nature of Operations and Significant Accounting Policies (cont.)

of these distinct financial representative-type services that are performed each period that are substantially the same. The account service fee is based on the average assets for the preceding quarter and a tiered rate schedule. Service fees are accrued on a quarter-to-date basis and revenue is earned ratably over time commensurate with the continued delivery of the performance obligation over the life of the contract. $19,283 represents revenue under a distribution arrangement with Thrivent Distributors, LLC (TDL). The performance obligation is considered a series of these promotion, offering, marketing or distribution services and revenue is earned ratably over time commensurate to the continue delivery of services over the life of the contract. Revenue is accrued on a daily basis based on assets under management. Amounts are earned using a fixed rate and are collected generally within one month. Any amounts not collected as of year-end are reported in receivables from related parties on the Statement of Financial Condition. Receivables from Thrivent Distributors, LLC totaled $985 at the end of 2023 and $1,060 at the end of 2024.

Expenses
Commissions and other field expenses are incurred and paid to FRs based on fees earned in client accounts and include expenses for production and growth bonus programs that are related to the sale of variable products by FRs.

General and administrative expenses primarily consist of personnel and other related costs to support distribution of the various product lines.

Income Taxes
The Company is included in the consolidated federal income tax return of Holdings and Holdings' wholly owned subsidiaries. Consolidated federal income tax liabilities or credits, including utilization of loss carryforwards, are allocated among the affiliated members in accordance with a tax-sharing agreement with Holdings and are settled quarterly. Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. The deferred tax amounts are settled when the amounts are included in the Company's tax return. Uncertain tax positions are recognized if they are more likely than not to be sustained upon examination, based on the technical merits of the position. The amount of tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized upon settlement. A valuation allowance is recognized, if based on the weight of available evidence, it is more-likely-than-not (likelihood of more than 50 percent) that some portion, or all, of the deferred tax asset will not be realized.

In addition to federal income taxes, the Company is subject to state income taxes in every state that has an income tax. In most states, the Company files a separate tax return which allocates a portion of its federal taxable income to the state. In other states, the Company is required to file a combined return with Holdings and Holdings' subsidiaries. There are a growing number of states that require this type of combined reporting.

Recently adopted pronouncements
In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, Segment Reporting—Improvements to Reportable Segment Disclosures, which enhances segment reporting disclosures for public entities. The guidance requires public entities to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are

Thrivent Investment Management Inc.
Notes to Financial Statements, continued
(dollars in thousands)
Confidential Treatment Requested

Note 1. Nature of Operations and Significant Accounting Policies (cont.)

currently required annually and also applies to public entities with a single reportable segment. Entities are permitted to disclose more than one measure of a segment's profit or loss if such measures are used by the chief operating decision-maker to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the financial statements. The guidance is effective for fiscal years beginning after December 15, 2023, and for interim periods beginning after December 15, 2024. Early adoption is permitted. The standard is to be applied prospectively. This standard will only impact disclosures and was adopted by the Company on January 1, 2024. See note 7.

Note 2. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows:

Deferred tax assets:		
Retirement and pension	$	660
Unrealized actuarial adjustment (AOCI)		230
Other		164
Deferred tax assets	$	1,054

At December 31, 2024 the Company had no federal or state net operating loss carryforwards.

The company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

Components of the provision for income taxes for the year ended December 31, 2024 were as follows:

Current:		
Federal tax expense	$	5,330
State tax expense		889
Total current expense		6,219
Deferred income tax expense		35
Total income tax expense	$	6,254

Reconciliation of U.S. federal statutory rate to actual income tax rate:

U.S. statutory tax rate	21 %
U. S state income taxes, net of federal tax benefit	4
Effective tax rate	25 %

Thrivent Investment Management Inc.
Notes to Financial Statements, continued
(dollars in thousands)
Confidential Treatment Requested

Note 2. Income Taxes (cont.)

There are no unrecognized or uncertain tax positions at December 31, 2024. Tax years 2021 through 2024 are open under the statute of limitations and remain subject to examination by the IRS.

Note 3. Related Party Transactions

As discussed in Note 1, the Company offers and sells Fund shares through a sales agreement with TDL and serves as the principal underwriter and distributor for other Thrivent affiliated entities.

In accordance with each applicable sale, distribution and underwriting agreement, the Company shall incur and be responsible for certain costs (direct and indirect commissions) paid to FRs related to efforts performed under the agreements. The Company is compensated for providing underwriting, distribution, and sales services of Thrivent's variable products, which is recorded as revenue and is summarized in the tables below.

Concessions	$	161,439
Distribution fees		87,285
Other revenue		20,673
	$	269,397

In accordance with its intercompany services agreement, the Company is charged and allocated certain expenses inclusive of direct and indirect commissions paid to FR's compensation, promotional and marketing materials, general and administrative expenses such as accounting, marketing, legal, compliance, and technology.

The following table summarizes expenses included in the accompanying Statement of Comprehensive Income for the year ended December 31, 2024, as a result of these related party transactions.

Commissions and other field expenses	$	530,116
Other general and administrative expenses		62,935
	$	593,051

Note 4. Benefit Plans

Employees of the Company are covered by non-contributory defined-benefit pension plans and a contributory savings plan sponsored by Thrivent. In addition, Thrivent also sponsors a health and life insurance postretirement benefit plan in which employees of the Company participate. Thrivent allocated costs to the Company for these plans in the amount of $208 in 2024, which is included in compensation and benefits as stated in Note 3.

The Company also has a non-qualified, non-contributory defined benefit retirement plan (the Plan) to provide certain employees with benefits in addition to those provided by the non-contributory defined benefit plans sponsored by Thrivent. The Company uses a measurement date of December 31 in its benefit plan disclosures.

Thrivent Investment Management Inc.
Notes to Financial Statements, continued
(dollars in thousands)
Confidential Treatment Requested

Note 4. Benefit Plans (cont.)

The results for the December 31, 2024 valuation of pension benefits under the Plan are as follows:

Accumulated Benefit Obligation as of 12/31/2024	$	3,294
Change in Projected Benefit Obligation During 2024:		
Projected Benefit Obligation, 12/31/2023	$	3,547
Interest Cost		171
Actuarial Loss		(155)
Benefit Payments		(269)
Projected Benefit Obligation, 12/31/2024	$	3,294
Change in plan assets in 2024:		
Plan Assets, 12/31/2023	$	-
Company Contributions		269
Benefit Payments		(269)
Plan Assets, 12/31/2024	$	-
Funded Status	$	(3,294)
Amount of Net Loss Recognized in Accumulated Other Comprehensive Income (Loss)	$	(850)
Components of Net Periodic Benefit Cost for 2024:		
Interest Cost	$	171
Amortization of Unrecognized Net Loss		37
Net Periodic Benefit Cost	$	208
Changes in Benefit Obligation Recognized in Other Comprehensive Loss:		
Net loss	$	(155)
Amortization of net loss		(37)
Total Recognized in Other Comprehensive Income (Loss)	$	(192)
Amortizations From Other Comprehensive Income (Loss) into Net Periodic Benefit Cost During 2024	$	(140)
Accrued Pension Cost		
Current Liability – 2025 Projected Benefit Payments	$	268
Non-Current Liability		3,026
Accrued Pension Cost, 12/31/2024	$	3,294

Thrivent Investment Management Inc.
Notes to Financial Statements, continued
(dollars in thousands)
Confidential Treatment Requested

Note 4. Benefit Plans (cont.)

The Company used a weighted average discount rate of 5.00% as of December 31, 2024, to determine the pension benefit cost/obligation. Projected benefit payments for the next ten years are as follows:

2025	$	268
2026	$	265
2027	$	263
2028	$	275
2029	$	270
2030 - 2034	$	1,321

In 2025, the Company expects to contribute $268 to the Plan to fund projected benefit payments.

Net periodic cost is included in Compensation and benefits of the Statement of Comprehensive Income.

Note 5. Clearing Agreement

The Company is an introducing broker and clears certain securities transactions with and for customers on a fully disclosed basis through NFS. In addition, the Company transmits all customer funds and securities to NFS. In connection with these arrangements, the Company has agreed to indemnify NFS for losses incurred in connection with transactions introduced by the Company. The Company reserves for these potential losses. At December 31, 2024, no reserve was reflected in the accrued expenses line in the statement of financial condition.

Note 6. Commitments and Contingencies

In the normal course of business, the Company may indemnify and guarantee certain service providers against potential losses in connection with their acting as service providers to the Company. The maximum potential amount of future payments the Company could be required to make under these indemnifications cannot be estimated, however, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded a contingent liability in the financial statements for any indemnifications.

The Company is involved in the normal course of business in legal, regulatory and arbitration proceedings, including class actions, concerning matters arising in connection with the conduct of its activities as a diversified financial services firm. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industries in which it operates. The Company can also be subject to litigation arising out of its general business activities, such as its investments, contracts, and employment relationships. Uncertain economic conditions, heightened and sustained volatility in the financial markets and significant financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated. From time to time, the Company receives requests for information from,

Thrivent Investment Management Inc.
Notes to Financial Statements, continued
(dollars in thousands)
Confidential Treatment Requested

Note 6. Commitments and Contingencies (cont.)

and/or has been subject to examination or claims by the SEC, FINRA, state insurance and securities regulators, state attorneys general and various other governmental and quasi-governmental authorities on behalf of themselves or clients concerning the Company's business activities and practices, and the practices of the Company's field representatives. The Company has pending matters which include information requests, exams or inquiries that the Company received during recent periods regarding certain matters, including: sales and distribution of mutual funds, annuities, and insurance products. The number of reviews and investigations has increased in recent years with respect to many firms in the financial services industry, including the Company. The Company has cooperated and will continue to cooperate with the applicable regulators regarding their inquiries.

These legal and regulatory proceedings and disputes are subject to uncertainties and, as such, it is inherently difficult to determine whether any loss is probable or even possible, or to reasonably estimate the amount of any loss. The Company cannot predict with certainty if, how or when such proceedings will be initiated or resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for proceedings that are in their early stages of development or where plaintiffs seek indeterminate damages. Some issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters and by addressing unsettled legal questions relevant to the proceedings in question, before a loss or range of loss can be reasonably estimated for any proceeding. An adverse outcome could have a material adverse effect on the Company's financial condition or results of operations.

In accordance with applicable accounting standards, the Company establishes an accrued liability for contingent litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. In such cases, there still may be an exposure to loss greater than any amounts reasonably estimated and accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability, but continues to monitor, in conjunction with any outside counsel handling a matter, further developments that would make such loss contingency both probable and reasonably estimable. Once the Company establishes an accrued liability with respect to a loss contingency, the Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established, and any appropriate adjustments are made each reporting period.

Note 7. Segment Information

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services including the offering and sale of mutual funds, principal underwriting and distributor of variable life and annuity contracts, and managed account products. The Company has identified the TIMI Board of Directors as the chief operating decision maker (CODM), who uses income before income taxes to evaluate the results of the business and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (see Note 1).

Thrivent Investment Management Inc.
Notes to Financial Statements, continued
(dollars in thousands)
Confidential Treatment Requested

Note 8. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital. The Company has elected to use the alternative standard permitted by Rule 15c3-1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2024, the Company had net capital of $52,170 which was $51,920 in excess of its minimum net capital required of $250.

Note 9. Subsequent Events

The Company evaluated events or transactions that may have occurred after the Statement of Financial Condition date for potential recognition or disclosure through February 26 2025, the date the financial statements were available to be issued. No events or transactions were identified that affect the Company's December 31, 2024 financial statements or that require further disclosure.

Supplemental Information

Thrivent Investment Management Inc.
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2024
(dollars in thousands)
Confidential Treatment Requested

Computation of net capital

Total shareholder's equity	$	63,249
Deductions of non-allowable assets:		
Receivable from related parties		2,830
Other receivables		3,078
Deferred tax asset		1,054
Prepaid expenses		886
Other assets		1,704
Net capital before haircuts on securities positions		53,697
Haircut on securities computed pursuant to SEA Rule 15c3-1		1,527
Net capital		52,170

Computation of alternate net capital requirement

Minimum net capital (greater of 2% of combined aggregate debit items or $250,000)		250
Excess net capital	$	51,920
Net capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum capital requirement	$	51,870

There are no material differences between the computation presented above and the computation presented in the Company's December 31, 2024, unaudited FOCUS Part IIA Report as filed on January 24, 2025

Thrivent Investment Management Inc.
Information for Determination of Customer Account Reserve Requirements and Information
Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and
Exchange Commission
December 31, 2024
Confidential Treatment Requested

The Company claims exemption from SEA Rule 15c-3 under paragraphs (k)(2)(ii) of that rule. The Company is also relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 for business activities that are limited to effecting security transactions via subscriptions on a subscription way basis.

There are no material differences between the information included above and the information presented in the Company's December 31, 2024, unaudited FOCUS Part IIA Report as filed on January 24, 2025.



600 Portland Ave. S.
Minneapolis, MN 55415-1665
800-847-4836 • thrivent.com

Thrivent Investment Management Inc.'s Exemption Report

Thrivent Investment Management Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions: (k)(2)(ii), and;

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the year ended December 31, 2024 except as described below, and;

(3) The Company is also filing this Exemption Report because the Company's other business activities (non-covered business) contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting variable and mutual fund business on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting variable and mutual fund business on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described below:

During 2024, the following exceptions resulted from the Company receiving clients' checks, but not promptly transmitting such checks to the intended third parties:

Month or Period	Number of checks (k)(2)(ii)	Number of checks non-covered business
January 2024	39	67
February 2024	41	54
March 2024	24	43
April 2024	42	47
May 2024	31	27
June 2024	31	25
July 2024	30	30
August 2024	42	32
September 2024	28	19
October 2024	30	36
November 2024	30	21
December 2024	38	31
Total	**406**	**432**

Thrivent Investment Management Inc.

I, Andrew Norgard, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _[signature]_

FINOP

February 26, 2025



pwc

Report of Independent Registered Public Accounting Firm

To Management and the Board of Directors of Thrivent Investment Management Inc.

We have reviewed Thrivent Investment Management Inc.'s assertions, included in the accompanying Thrivent Investment Management Inc.'s Exemption Report, in which:

(1) The Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision").

(2) The Company stated that it met the identified exemption provision throughout the year ended December 31, 2024, except as described in its exemption report with respect to the exceptions in the table below.

(3) The Company stated that it is also filing its Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting variable and mutual fund business on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting variable and mutual fund business on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2024 except as described in its exemption report with respect to the exceptions in the table below.

During 2024, the following exceptions resulted from the Company receiving clients' checks, but not promptly transmitting such checks to the intended third parties:

Month or period	Number of checks (k)(2)(ii)	Number of checks non-covered business
January 2024	39	67
February 2024	41	54
March 2024	24	43
April 2024	42	47
May 2024	31	27
June 2024	31	25
July 2024	30	30
August 2024	42	32
September 2024	28	19
October 2024	30	36
November 2024	30	21
December 2024	38	31
Total	**406**	**432**

PricewaterhouseCoopers LLP, 45 South Seventh Street, Suite 3400, Minneapolis, MN 55402
T: (612) 596 6000, F: (612) 373 7160, www.pwc.com/us



The Company's management is responsible for the assertions and for compliance with the identified exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2024.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3 and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

February 26, 2025

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